Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Management Investment Committee
The Toro Company Investment, Savings and Employee Stock Ownership Plan:
We consent to the incorporation by reference in the registration statement (Nos. 033-59563, 333-11860, 333-100004, 333-119504, and 333-215251) on Form S-8 of The Toro Company of our report dated June 25, 2020, with respect to the statements of net assets available for benefits of The Toro Company Investment, Savings and Employee Stock Ownership Plan as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes, and the supplemental schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019, which report appears in the December 31, 2019 annual report on Form 11-K of The Toro Company Investment, Savings and Employee Stock Ownership Plan.

/s/ KPMG LLP

Minneapolis, Minnesota
June 25, 2020